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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of October 10, 2003.
                 ----------  ----

Commission File Number ________________

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date    October 10, 2003                By        /s/ Philip G. Hosier
     ----------------------               -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

[DOMAN INDUSTRIES LIMITED LOGO]   DOMAN INDUSTRIES LIMITED
                                  435 TRUNK ROAD
                                  DUNCAN, BRITISH COLUMBIA
                                  CANADA V9L 2P9

                                  TELEPHONE:  (250) 748-3711
                                  FACSIMILE:  (250) 748-6045


                              N E W S R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

OCTOBER 10, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited (the "Company") announced that the Supreme Court of British Columbia issued an order today, in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT, extending the stay of proceedings to November 27, 2003. A copy of the order may be obtained by accessing the Company's website at www.domans.com.
                                                      --------------
In addition to extending the stay of proceedings, the order also authorizes Doman to engage in a process (the "Refinancing Solicitation Process"), under the direction of its financial adviser, UBS Securities LCC ("UBS"), and under the supervision of the Monitor and direction of the Court, to solicit proposals to refinance its existing indebtedness (the "Required Financing").

The key steps in the Refinancing Solicitation Process are as follows:

o on or before October 13, 2003, UBS is to assist Doman to update its confidential information package ("CIP") for potential financing entities ("Potential Investors");

o on or before October 15, 2003, UBS will advise all Potential Investors of the process established by the Order;

o on or before October 24, 2003, Doman will deliver the CIP to each Potential Investor that:

    o executes and delivers a confidentiality agreement; and

    o in the case of a Potential Investor engaged in a business competitive to Doman, pays a non-refundable fee of $25,000, unless the non-refundable fee is waived by the Monitor;

o by no later than November 10, 2003, each Potential Investor wishing to participate further in the Refinancing Solicitation Process, must deliver to UBS an initial non-binding expression of interest to provide the Required Financing;

o on November 27, 2003, Doman, after consultation with the Monitor, Tricap Restructuring Fund ("Tricap") and the representatives of the informal unsecured noteholder committee, consisting of Merrill Lynch and others, (the "Committee") will apply to Court to report on the status of the Refinancing Solicitation Process and to seek directions on the continuation of the Refinancing Solicitation;

o if Doman, the Monitor, Tricap and the Committee agree on a particular binding refinancing proposal, a motion to Court will occur on December 18, 2003, seeking authorization to file a revised Plan of Arrangement and Compromise to implement such refinancing proposal;

o if there is no agreement on the selection of a binding refinancing proposal, then Doman, the Committee and Tricap are all at liberty to seek authorization to file a revised Plan of Arrangement and Compromise and the Court will on December 18, 2003, be asked to consider all proposed refinancing proposals to determine which proposal is to be presented to Doman's creditors in accordance with the CCAA; and

o a Plan of Arrangement and Compromise will, in any event, be filed by January 28, 2004 with a projected implementation date of no later than February 20, 2004, subject to further order by the Court.

The Tricap application requesting that the Court convene a meeting of affected creditors to vote on a plan of compromise or arrangement (the "Tricap Plan") was withdrawn.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED



[SIGNED]
--------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE


FOR FURTHER INFORMATION CONTACT:    RICK DOMAN (250) 748-3711,
                                    P.G. HOSIER (604) 665-6231 OR
                                    MICHAEL FITCH (604) 631-4779